FEDERAL DEPOSIT INSURANCE CORPORATION
WASHINGTON, D.C.

In the Matter of	))))))))	CONSENT ORDER
FIRSTBANK OF PUERTO RICO		FDIC-10-068b
SANTURCE, PUERTO RICO
(INSURED STATE NONMEMBER BANK)

The Federal Deposit Insurance Corporation (“FDIC”) is the appropriate Federal banking agency for Firstbank of Puerto Rico, Santurce, Puerto Rico, (“Bank”), under 12 U.S.C. § 1813(q).

The Bank, by and through its duly elected and acting Board of Directors (“Board”), has executed a “Stipulation to the Issuance of a Consent Order” (“Stipulation”), dated June 1, 2010 that is accepted by the FDIC. With the Stipulation, the Bank has consented, without admitting or denying any charges of unsafe or unsound banking practices or violations of law or regulation relating to weaknesses in capital, asset quality, liquidity, management and Board oversight, earnings and sensitivity to market risk, to the issuance of this Consent Order (“Order”) by the FDIC.

Having determined that the requirements for issuance of an order under 12 U.S.C. § 1818(b) have been satisfied, the FDIC hereby orders that:

MANAGEMENT

(a) During the life of this ORDER, the Bank shall have and retain qualified management. Management shall be provided the necessary written authority to implement the provisions of this ORDER. The qualifications of management shall be assessed on its ability to:

(i)	comply with the requirements of this ORDER;

(ii)	comply with applicable laws, rules, and regulations, and

(iii)	restore all aspects of the Bank to a safe and sound condition, including capital adequacy, asset quality, management effectiveness, earnings, liquidity, and sensitivity to market risk.

(b) The Bank shall notify the Regional Director in writing of any additions, resignations or terminations of any members of its Board or any of its “senior executive officers” (as that term is defined in section 303.101(b) of the FDIC’ Rules and Regulations, 12 C.F.R. § 303.101(b)) within 10 days of the event. Any notification required by this subparagraph shall include a description of the background(s) and experience of any proposed replacement personnel and must be received at least 30 days prior to the individual(s) assuming the new position(s). The Bank shall also establish procedures to ensure compliance with section 32 of the Act, 12 U.S.C. § 1831i, and Subpart F of Part 303 of the FDIC’s Rules and Regulations, 12 C.F.R. Part 303.

BOARD OF DIRECTORS

As of the effective date of this ORDER, the Board shall increase its participation in the affairs of the Bank, assuming full responsibility for the approval of sound policies and objectives and for the supervision of all of the Bank’s activities, consistent with the role and expertise commonly expected for directors of Banks of comparable size. This participation shall include meetings to be held no less frequently than monthly at which, at a minimum, the following areas shall be reviewed and approved: reports of income and expenses; new, overdue, renewal, insider, charged off, and recovered loans, including a continuous assessment of any emerging problems in the Bank’s commercial, construction and commercial real estate (“CRE”) loan portfolios; investment activity; budget and liquidity management; adoption or modification of operating policies; individual committee reports; audit reports; internal control reviews including managements’ responses; reconciliation of general ledger accounts; and compliance with this ORDER. Board minutes shall document these reviews and approvals, including the names of any dissenting directors.

CAPITAL

3. (a) Within 30 days from the effective date of this ORDER, the Board shall develop a written capital plan (“Capital Plan”), subject to review and approval of the Regional Director, that details the manner in which the Bank will achieve a leverage ratio of at least 8%, a Tier 1 risk-based capital ratio of at least 10% and a total risk-based capital ratio of at least 12% (as defined in Part 325 of the FDIC’s Rules and Regulations, 12 C.F.R. Part 325). At a minimum, the Capital Plan shall include specific benchmark leverage, Tier 1 risk-based capital and total risk-based capital ratios to be achieved at each calendar quarter end until the full achievement of the required capital levels. The Bank shall comply with the FDIC’s Statement of Policy on Risk-Based Capital found in Appendix A to Part 325 of the FDIC Rules and Regulations, 12 C.F.R. Part 325, App. A.

(b) In the event any capital ratio is or falls below the minimum required by the approved Capital Plan, the Bank shall immediately notify the Regional Director and

(i) within 45 days shall increase capital in an amount sufficient to comply with the ratios as set forth in the approved Capital Plan, or

(ii) within 45 days submit to the Regional Director a contingency plan for the sale, merger, or liquidation of the Bank in the event the primary sources of capital are not available.

(c)	The Capital Plan required by this provision shall be submitted to the Regional

Director for non-objection. Within 30 days of receipt of any objections from the Regional Director, and after incorporation and adoption of all objections or comments, the Board shall approve the plan, which approval shall be recorded in the minutes of the meeting of the Board. Thereafter, the Bank shall implement and fully comply with the Capital Plan.

LOAN POLICY

4. (a) Within 90 days from the effective date of this ORDER, the Board shall review and revise the Bank’s written loan policies and procedures to address the comments and criticisms in the Report of Examination dated as of June 30, 2009 issued jointly by the FDIC and the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (“Report of Examination”) and abate any additional loan deterioration. The Bank’s revised loan policies and procedures shall be provided to the Regional Director for review and comment. Within 30 days of receipt of any comment from the Regional Director, and after consideration of any recommended changes, the Board shall approve the loan policies and procedures, which approval shall be recorded in the Board minutes. Thereafter, the Bank shall implement and fully comply with the revised loan policies. In the event the Bank considers making a loan that would not conform with the Bank’s loan policies, the loan shall receive prior review and approval by the Board. The reason for non-conformance and the Board’s prior review and approval shall be documented in the Board minutes and in the loan file for that loan.

(b)	The initial revisions to the Bank’s loan policy required by this paragraph, at a minimum, shall include provisions:

(i) requiring a non-accrual policy in accordance with the Federal FinancialInstitutions Examination Council’s (“FFIEC”) Instructions for the Consolidated Reports of Condition and Income; and

(ii)	requiring the prudent use of interest reserves in accordance with Managing

Commercial Real Estate Concentrations in a Challenging Environment (FIL-22-2008, issued March 17, 2008).

INDEPENDENT LOAN REVIEW

5. (a) Within 30 days from the effective date of this ORDER, the Board shall ensure that the Bank operates under an adequate and effective program of independent loan review that will provide for a periodic review of the Bank’s loan portfolio and the identification and categorization of problem credits.

(b) At a minimum, the program shall provide for:

(i) prompt identification of loans with credit weaknesses that warrant the special attention of management, including the name of the borrower, amount of the loan, reason why the loan warrants special attention, and assessment of the degree of risk that the loan will not be fully repaid according to its terms;

(ii) prompt identification of all outstanding balances and commitments attributable to each obligor identified under the requirements of subparagraph (i), including outstanding balances and commitments attributable to related interests of such obligors, including the obligor of record, relationship to the primary obligor identified in subparagraph (i), and an assessment of the risk exposure from the aggregate relationship;

(iii) identification of trends affecting the quality of the loan portfolio and potential problem areas;

(iv)	assessment of the overall quality of the loan portfolio;

(v)	identification of credit and collateral documentation exceptions;

(vi)	identification and status of violations of law, regulations, policies with respect to the lending function;

(vii)	identification of loans that are not in conformance with the Bank’s lending policy, including real estate loans that fall outside the Bank’s own internal loan-to-value limits in contravention of the Interagency Guidelines for Real Estate Lending Policies, as contained in Appendix A to Part 365, 12 C.F.R. Part 365, and ensuring that impaired loans are properly placed on non-accrual status;

(viii)	identification of loans to directors, officers, principal shareholders, and their related interests; and

(ix)	a mechanism for reporting periodically, but in no event less than quarterly,

the information developed in (i) through (viii) above to the Board.

(c) A copy of the independent loan review program shall be submitted to the Regional Director for review and comment. Within 30 days of receipt of any comments from the Regional Director, the Board shall incorporate and adopt any changes required by the Regional Director. Thereafter the Bank shall implement and adhere to the program.

APPRAISAL COMPLIANCE PROGRAM

6. (a) Within 30 days from the effective date of this ORDER, the Board shall ensure that the Bank operates under an adequate and effective appraisal compliance program, including enhancing the Bank’s appraisal policy to capture risk management and internal controls that ensure that appraisals are obtained in a timely manner when required by law or regulation and that appraisals contain appropriate valuation approaches to support assigned values consistent with Part 323 of the FDIC’s Rules and Regulations, 12 C.F.R. Part 323 and the Interagency Appraisal and Evaluation Guidelines (FIL-74-94, issued November 11, 1994).

(b) Within 90 days from the effective date of this ORDER, the Bank shall certify to the Regional Director that adequate training has been provided to account managers who are responsible for obtaining and reviewing appraisals to ensure that they include all necessary information, employ correct methodology, include reasonable assumptions and adequately support assigned values.

(c) A copy of the appraisal compliance program shall be submitted to the Regional Director for review and comment. Within 30 days of receipt of any comments from the Regional Director, the Board shall incorporate and adopt any changes required by the Regional Director. Thereafter the Bank shall implement and adhere to the program.

REDUCTION OF CLASSIFIED AND SPECIAL MENTION ASSETS

7. (a) Within 90 days from the effective date of this ORDER, the Bank shall adopt, implement, and adhere to a written plan to reduce the Bank’s risk position in each asset in excess of $5 million which is listed for Special Mention or classified “substandard” or “doubtful” in the Report of Examination. For purposes of this paragraph, “reduce” means to collect, charge off, or improve the quality of an asset so as to warrant its removal from adverse classification by the Regional Director.

(b) The plan shall include, but is not limited to, provisions which:

(i) prohibit an extension of credit for the payment of interest, unless the Board provides, in writing, a detailed explanation of why the extension is in the best interest of the Bank and how it improves the position of the Bank, including an appropriate workout plan that has been developed and will be implemented in conjunction with the additional credit to be extended;

(ii) provide for the review of the current financial condition of each Special Mention or classified borrower, including a review of borrower cash flow and collateral value;

(iii) delineate areas of responsibility for loan officers;

(iv) reduce Special Mention and classified assets to 100% of Tier 1 capital and ALLL, and 75% of Tier 1 capital and ALLL within 6 and 12 months, respectively, from the effective date of this ORDER; and

(v) provide for the submission of monthly written progress reports to the Board for review and notation in the Board minutes.

(c) The plan required by this paragraph shall submitted to the Regional Director for review and comment. Within 30 days of receipt of any objections from the Regional Director, the Board shall incorporate any changes required and thereafter adopt the plan. Thereafter, the Bank shall implement and fully adhere to the plan. While this ORDER is in effect, the plan shall be revised to include assets which become adversely classified after the effective date of this ORDER or are listed as Special Mention at any subsequent examination.

REDUCTION OF DELINQUENCIES AND NON-ACCRUAL ASSETS

8. (a) Within 45 days from the effective date of this ORDER, the Bank shall formulate and submit to the Regional Director for review and comment a reasonable and realistic written plan for the reduction and collection of delinquent and non-accrual loans. Such plan shall include, but not be limited to, provisions which:

(i) prohibit the extension of credit for the payment of interest, unless the Board adopts prior to such extension of credit a detailed written statement giving reasons why such extension of credit is in the best interests of the Bank and how it improves the position of the Bank, including an appropriate workout plan that has been developed and will be implemented in conjunction with the additional credit to be extended. Copies of the statement approved by the Board shall be made a part of the Board minutes and placed in the appropriate loan file and submitted to the Regional Director with the quarterly progress reports required pursuant to paragraph 17 of this ORDER;

(ii) delineate areas of responsibility for implementing and monitoring the Bank’s collection policies;

(iii) establish specific collection procedures to be instituted at various stages of a borrower’s delinquency;

(iv) establish dollar levels to which the Bank shall reduce delinquencies and non-accruals within 30 days from the effective date of this ORDER; and

(v) provide for the submission of monthly written progress reports to the Board for review and notation in the Board minutes.

(b) For purposes of the plan, “reduce” means to charge-off, collect or improve the quality of an asset as provided in the FFIEC Instructions for the Report of Condition and Income.

(c) Within 30 days after the Regional Director have responded to the plan, the Board shall adopt the plan as amended or modified by the Regional Director. The plan shall be implemented immediately to the extent that the provisions of the plan are not already in effect at the Bank.

RESTRICTION ON ADVANCES TO CLASSIFIED BORROWERS

9. (a) As of the effective date of this ORDER, the Bank shall not extend, directly or indirectly, any additional credit to, or for the benefit of, any borrower who is already obligated in any manner to the Bank on any extensions of credit (including any portion thereof) that has been charged off the books of the Bank or classified “loss” in the current Report of Examination or any future report of examination, so long as such credit remains uncollected.

(b) As of the effective date of this ORDER, the Bank shall not extend, directly or indirectly, any additional credit to, or for the benefit of, any borrower whose loan or other credit has been classified “substandard,” “doubtful” or is listed for Special Mention in the Report of Examination or any future report of examination, and is uncollected.

(c) The provision of this ORDER restricting lending to a delinquent or classified borrower shall not apply if the Bank’s failure to extend further credit to a particular borrower would be detrimental to the best interests of the Bank. Prior to extending additional credit pursuant to this paragraph, whether in the form of a renewal, extension, or further advance of funds, such additional credit shall be approved by the Board, or a designated committee thereof, who shall determine that:

(i) the failure of the Bank to extend such credit would be detrimental to the best interests of the Bank, with a written explanation of why the failure to extend such credit would be detrimental;

(ii) the extension of credit would improve the Bank’s position, with a written explanatory statement of how and why the Bank’s position would improve; and

(iii) an appropriate workout plan has been developed and will be implemented in conjunction with the additional credit to be extended. The Board’s determinations and approval shall be made a part of the minutes of the Board, or designated committee and copies shall be submitted to the Regional Director with the next quarterly submission, with a copy retained in the borrower’s credit file.

LIQUIDITY AND FUNDS MANAGEMENT POLICIES AND PLAN

10. (a) Within 30 days from the effective date of this ORDER, the Board shall ensure that the Bank operates under an adequate and effective Liquidity and Funds Management Plan. The Bank shall conform it funds management policies to the Liquidity and Funds Management Plan. At a minimum, the Liquidity and Funds Management Plan shall address all of the deficiencies and recommendations identified in the Report of Examination, as well as:

(i) identify personnel responsible for the funds management functions within the Bank;

(ii) provide a statement of the Bank’s long-term and short-term liquidity needs and plans for ensuring that such needs are met;

(iii) provide for a periodic review of the Bank’s deposit structure, including the volume and trend of total deposits and the volume and trend of the various types of deposits offered, the maturity distribution of time deposits, rates being paid on each type of deposit, rates being paid by trade area competition, caps on large time deposits, public funds, out-of-area deposits, and any other information needed;

(iv) establish a reasonable range for its net non-core funding ratio as computed in the Uniform Bank Performance Report and shall address the means by which the Bank will seek to reduce its reliance on non-core funding and high cost rate-sensitive deposits;

(v) identify the source and use of borrowed and/or volatile funds;

(vi) establish sufficient back-up lines of credit that would allow the Bank to borrow funds to meet depositor demands if the Bank’s other provisions for liquidity prove to be inadequate;

(vii) require the retention of securities and/or other identified categories of investments that can be liquidated within one day in amounts sufficient (as a percentage of the Bank’s total assets) to ensure the maintenance of the Bank’s liquidity posture at a level consistent with short and long term liquidity objectives;

(viii) establish a minimum liquidity ratio and define how the ratio is to be calculated;

(ix) establish contingency plans by identifying alternative courses of action designed to meet the Bank’s liquidity needs; and

(x) address the use of borrowings (i.e., seasonal credit needs, match funding mortgage loans, etc.) and provide for reasonable maturities commensurate with the use of the borrowed funds; address concentration of funding sources; and address pricing and collateral requirements with specific allowable funding channels (i.e., brokered deposits, internet deposits, Fed funds purchased and other correspondent borrowings).

(b) A copy of the Liquidity and Funds Management Plan shall be submitted to the Regional Director for review and comment. Within 30 days of receipt of any comments from the Regional Director, the Board shall incorporate and adopt any changes required by the Regional Director. Thereafter the Bank shall implement and adhere to the Liquidity and Funds Management Plan. Annually thereafter, while this ORDER is in effect, the Bank shall review the Liquidity and Funds Management Plan for adequacy and, based upon such review, shall make necessary revisions to the plan to strengthen funds management procedures and maintain adequate provisions to meet the Bank’s liquidity needs.

(c) Upon the issuance of this ORDER and so long as this ORDER is in effect, the Bank shall not accept, increase, renew, or rollover its brokered deposits without the prior written approval of the Regional Director. Within 30 days of the effective date of this ORDER, the Bank shall formulate and submit to the Regional Director a written plan for reducing the Bank’s reliance on brokered deposits (“brokered deposit plan”). The brokered deposit plan shall detail the current composition of the Bank’s brokered deposits by maturity and explain the means by which such deposits will be paid. For purposes of this ORDER, brokered deposits are defined in section 337.6(a)(2) of the FDIC Rules and Regulations to include any deposits funded by third-party agents or nominees for depositors, including deposits managed by a trustee or custodian when each individual beneficial interest is entitled to or asserts a right to federal deposit insurance. Within 10 days of receipt of comments from the Regional Director, and after consideration of all such comments, the Board shall approve the brokered deposit plan, which approval shall be recorded in the Board minutes. Thereafter, the Bank shall implement and fully comply with the brokered deposit plan.

ALLOWANCE FOR LOAN AND LEASE LOSSES

11. (a) Within 60 days from the effective date of this ORDER, the Board shall establish a comprehensive policy and methodology for determining the ALLL. The policy shall provide for a review of the ALLL at least once each calendar quarter. Said review should be completed not later than 15 days subsequent to the end of each calendar quarter in order that the findings of the Bank may be properly reported in the Reports of Condition and Income. Such reviews shall, at a minimum, be made in accordance with Financial Accounting Standards Board (“FASB”) Statements Numbers 5 and 114, as codified by FASB under its Accounting Standards Codification effective after September 15, 2009 (established by FASB Statement Number 168) (“FASB 5 and 114”), the FFIEC Instructions for the Report of Condition and Income, the Interagency Statement of Policy on the Allowance for Loan and Lease Losses (FIL-105 -2006, issued December 13, 2006) and other applicable regulatory guidance that addresses the appropriateness of the Bank’s ALLL, and any analysis of the Bank’s ALLL provided by the FDIC.

(b) Such reviews shall include, at a minimum:

(i) the Bank’s loan loss experience;

(ii) an estimate of the potential loss exposure in the portfolio; and

(iii) trends of delinquent and non-accrual loans and prevailing and prospective economic conditions.

(c) The minutes of the Board meetings at which such reviews are undertaken shall include complete details of the reviews and the resulting recommended increases in the ALLL. The Board shall document in the Board minutes the basis for any determination not to require provisions for loan losses in accordance with the above-cited guidance.

(d) ALLL entries required by this paragraph shall be made prior to any capital determinations required by this ORDER. ALLL entries against current earnings must be booked in current calendar quarter before the Reports of Condition and Income is filed. A deficiency in the Bank’s ALLL shall be remedied in the calendar quarter in which it is discovered by a charge to current operating earnings prior to any Tier 1 capital determinations required by this ORDER and prior to the Bank’s submission of its Reports of Condition and Income. The Board shall thereafter maintain an appropriate ALLL.

(e) The Bank shall submit the policy to the Regional Director for non-objection. Within 30 days of receipt of any objections from the Regional Director and after incorporation and adoption of all objections or comments, the Board shall approve the policy, which approval shall be recorded in the minutes of the meeting of the Board. Thereafter, the Bank shall implement and fully comply with the policy.

INTEREST RATE RISK

12. (a) Within 30 days from the effective date of this ORDER, the Board shall ensure that the Bank operates under an adequate and effective policy for managing the Bank’s sensitivity to interest rate risk. At a minimum, this policy shall address the deficiencies and recommendations identified in the Report of Examination. In addition, the policy shall comply with the Joint Agency Statement of Policy on Interest Rate Risk (FIL-52-96, issued July 12, 1996).

(b) The policy revisions required by this paragraph shall be submitted to the Regional Director for review and comment. Within 30 days of receipt of any comments from the Regional Director, the Board shall incorporate any changes required and thereafter adopt, implement and adhere to the policy.

PROFIT AND BUDGET PLAN

13. (a) Within 60 days from the effective date of this ORDER, and within the first 30 days of each calendar year thereafter, the Board shall develop and fully implement a written profit plan which shall include goals and strategies of the Bank, consistent with sound banking practices, and taking into account the Bank’s other written plans, policies, or other actions as required by this ORDER (“Profit Plan”). The Profit Plan shall include, at a minimum:

(i) a realistic budget with forecasts and assumptions that are consistent with actual Bank operation results;

(ii) specific goals to maintain appropriate provisions to the allowance for loan and lease losses;

(iii) realistic and comprehensive budgets for all categories of income and expense items, including an executive compensation plan addressing any and all salaries, bonuses and other benefits of every kind or nature whatsoever, both current and deferred, whether paid directly or indirectly, which plan incorporates qualitative as well as profitability performance standards for the Bank’s senior executive officers;

(iv) a description of the operating assumptions that form the basis for, and adequately support, material projected revenue and expense components;

(v) coordination of the Bank’s loan, investment, funds management, and operating policies; strategic plan; and an ALLL methodology with the profit and budget planning;

(vi) a budget review process to monitor the revenue and expenses of the Bank whereby actual performance is compared against budgetary projections not less than quarterly;

(vii) recording the results of the budget review and any actions taken by the Bank as a result of the budget review in the minutes of the board of directors; and

(viii) the individual(s) responsible for implementing each of the goals and strategies of the Profit Plan.

(b) Copies of the plans and budgets required by this paragraph shall be submitted to the Regional Director.

STRATEGIC PLAN

14. (a) Within 60 days from the effective date of this ORDER, the Bank shall formulate a realistic and comprehensive strategic plan. The plan required by this provision shall contain an assessment of the Bank’s current financial condition and market area, and a description of the operating assumptions that form the basis for major projected income and expense components. The written strategic plan shall address, at a minimum: (i) strategies for pricing policies and asset/liability management; and (ii) financial goals, including pro forma statements for asset growth, capital adequacy, and earnings.

(b) The strategic plan and any subsequent modification thereto, shall be submitted to the Regional Director for non-objection. Within 30 days of receipt of comments from the Regional Director, and after due consideration of any changes recommended, the Board shall approve the plan and record its approval in the minutes of the board meeting. Thereafter, the Bank shall implement and fully comply with the plan.

CORRECTION OF VIOLATIONS

15. (a) Within 60 days from the effective date of this ORDER, the Bank shall:

(i) consistent with safe and sound banking practices, eliminate or correct all violations of law, rules, and regulations cited in the current Report of Examination ;

(ii) consistent with safe and sound banking practices, eliminate or correct all contraventions of regulatory policies or guidelines cited in the current Report of Examination; and

(iii) adopt and implement appropriate procedures to ensure future compliance with all applicable laws, rules, regulations, and regulatory policies and guidelines.

(b) The Bank shall document each violation or contravention that cannot be eliminated or corrected, and why, for review by the Board. The Board’s review, discussion, and any action taken with respect to the uncorrected violations or contraventions shall be recorded in the Board minutes.

COMPLIANCE COMMITTEE

16. Within 30 days from the effective date of this ORDER, the Board shall establish a committee of the Board members charged with the responsibility of ensuring that the Bank complies with the provisions of this ORDER. At least 3 of the members of such committee shall be Board members not employed in any capacity by the Bank other than as a director. The committee shall report monthly to the full Board, and a copy of the report and any discussion relating to the report or the ORDER shall be noted in the Board minutes. The establishment of this committee shall not diminish the responsibility or liability of the entire Board to ensure compliance with the provisions of this ORDER.

PROGRESS REPORTS

17. Within 30 days from the end of each calendar quarter following the effective date of this ORDER, the Board shall furnish written progress reports to the Regional Director detailing the form, content, and manner of any actions taken to secure compliance with this ORDER.

SHAREHOLDERS

18. After the effective date of this ORDER, the Bank shall send a copy of this ORDER, or otherwise furnish a description of this ORDER, to its parent holding company in conjunction with the Bank’s next shareholder communication. The description shall fully describe the ORDER in all material aspects.

ORDER EFFECTIVE

19. This ORDER shall be effective on the date of issuance. The provisions of this ORDER shall be binding upon the Bank, its institution-affiliated parties, and any successors and assigns thereof. The provisions of this ORDER shall remain effective and enforceable except to the extent that and until such time as any provision has been modified, terminated, suspended, or set aside by the FDIC.

OTHER ACTIONS

20. The provisions of this ORDER shall not bar, estop, or otherwise prevent the FDIC or any other federal or state agency or department from taking any other action against the Bank or any of the Bank’s current or former institution-affiliated parties.

Issued Pursuant to Delegated Authority

Dated: June 2, 2010
By:

/s/ Doreen R. Eberley
Doreen R. Eberley
Regional Director

New York Regional Office
Division of Supervision and Consumer Protection
Federal Deposit Insurance Corporation